Mail Stop 3720

June 28, 2007

Mr. W. Benjamin Moreland
Executive Vice President
  and Chief Financial Officer
Crown Castle International Corp.
510 Bering Drive
Suite 600
Houston, TX 77057

        RE: Crown Castle International Corp.
                  Form 10-K for Fiscal Year Ended December 31, 2006
                  File No. 001-16441

Dear Mr. Moreland:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director